This press release may not be published, distributed or diffused in the United States of America.

This press release is not an extension into the United States of the tender offer mentioned herein.

Please see the important notice at the end of this press release.

(Translation)

March 6, 2026

Company name:	Toyota Motor Corporation
Name of representative:	Koji Sato, President
(Securities code: 7203; Prime Market of the Tokyo Stock Exchange and Premier Market of the Nagoya Stock Exchange)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Tel: +81-(0)###-##-####)

Notice Concerning Changes to Terms and Conditions of the Tender Offer for Own Shares and Changes to Matters Relating to the Repurchase of Shares

Toyota Motor Corporation (the “Company” or “TMC”) had resolved to conduct a share repurchase, and a tender offer as the specific method for such repurchase (the “Tender Offer for Own Shares”), pursuant to Article 156, Paragraph 1 of the Companies Act (Act No. 86 of 2005, as amended; the “Companies Act”) as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written (including electronic or magnetic records; hereinafter the same) resolution dated June 3, 2025 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation.

In addition, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the purchase price of the Tender Offer for Own Shares (the “Tender Offer Price”) to the price discounted 10% from the lower of: (i) the closing price of the Company’s common shares (the “TMC Common Shares”) on the Prime Market of the Tokyo Stock Exchange (“TSE”) on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen.

Subsequently, as stated in the “Notice Concerning Changes to the Conditions of the Tender Offer for the Share Certificates, Etc. of Toyota Industries Corporation (Securities Code: 6201; hereinafter “Toyota Industries”)” announced by Toyota Asset Preparatory Co., Ltd. (“Toyota Asset Preparatory”) on March 2, 2026 (the “March 2, 2026 Announcement”), after comprehensively taking into consideration the status of tenders by the shareholders of Toyota Industries in the tender offer for the share certificates of Toyota Industries (the “Tender Offer for Toyota Industries”) by Toyota Asset Preparatory, whose issued shares are fully owned by Toyota Asset Co., Ltd. established by Toyota Fudosan Co., Ltd. (“Toyota Fudosan”), following commencement of the Tender Offer for Toyota Industries, and the prospects for future tenders, in order to provide the shareholders of Toyota Industries with an additional opportunity to decide whether to tender their shares in the Tender Offer for Toyota Industries and to further increase the likelihood that the Tender Offer for Toyota Industries will be successfully completed, on February 28, 2026, Toyota Fudosan has formed an intention to increase its tender offer price from 18,800 yen to 20,600 yen, which will constitute its best and final tender offer price, subject to its obtaining loan certificates for the amount of necessary borrowings from relevant financial institutions, and announced that it would extend the tender offer period until March 16, 2026 in connection with the execution on March 1, 2026, in the course of discussions with a number of institutional investors, of a tender agreement between Toyota Fudosan and Elliott Advisors (UK) Limited (“Elliott”), pursuant to which, upon satisfaction of certain conditions precedent, Elliott and its affiliates will tender the Toyota Industries shares, which will be held by Elliott and its affiliates, in the Tender Offer for Toyota Industries. For details, please refer to the March 2, 2026 Announcement.

The Company has been notified by Toyota Fudosan that, since the loan certificates of relevant financial institutions, which is a condition precedent to changing the tender offer price of the Tender Offer for Toyota Industries, can be obtained and the conditions precedent for the tender agreement executed with Elliott will also be satisfied, the tender offer price will be increased to 20,600 yen as planned and the tender offer period will be extended until March 23, 2026. For details, please refer to the “Notice Concerning Changes to the Conditions of the Tender Offer for the Share Certificates, Etc. of Toyota Industries Corporation (Securities Code: 6201)” announced today by Toyota Industries.

Accordingly, the “Notice Concerning Changes to Terms and Conditions of the Tender Offer for Own Shares and Changes to Matters Relating to the Repurchase of Shares” announced by the Company on January 14, 2026 will be changed as set forth below. The changes are underlined.

Not for distribution in or into the United States.

I. Planned Tender Offer for Own Shares

1. Purpose of the Tender Offer

Before change:

[Omitted]

Based on the considerations and discussions described above, the Company, at the board of directors meeting held today, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

[Omitted]

With respect to the funds required for the Tender Offer for Own Shares, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of September 30, 2025, as stated in the FY2025 Semi-Annual Consolidated Financial Results released by the Company on November 5, 2025 (“FY2025 Semi-Annual Financial Results”), was 8,112,922 million yen (on-hand liquidity ratio: 2.0 months) (Note 4), and is expected to be 3,771,627 million yen (on-hand liquidity ratio: 0.9 months) (Note 5) even after appropriating the funds required for the Tender Offer for Own Shares (4,341,295 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and security can be maintained in the future.

(Note 4)

This was obtained by dividing the Company’s consolidated on-hand liquidity as of September 30, 2025 stated in the FY2025 Semi-Annual Financial Results by monthly operating revenue (which refers to the figure obtained by dividing the consolidated operating revenue for the six months ended September 30 by 6 months; hereinafter the same) calculated from the FY2025 Semi-Annual Financial Results (rounded to one decimal place).

Not for distribution in or into the United States.

(Note 5)

This was obtained by deducting the amount of funds required for repurchase in the Tender Offer for Own Shares from the Company’s consolidated on-hand liquidity as of September 30, 2025 stated in the FY2025 Semi-Annual Financial Results and dividing such figure by the monthly operating revenue calculated from the FY2025 Semi-Annual Financial Results (rounded to one decimal place).

For your reference, diagrams of the series of Transactions Involving TMC are provided below.

Transaction (1) (scheduled around mid-February 2026)

Transaction (2) (scheduled around mid-February 2026)

Not for distribution in or into the United States.

Transaction (3) (to be determined)

[Omitted]

After change:

[Omitted]

Based on the considerations and discussions described above, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Not for distribution in or into the United States.

Thereafter, the Company has been notified by Toyota Fudosan that, after comprehensively taking into consideration the status of tenders by the shareholders of Toyota Industries in the Tender Offer for Toyota Industries following commencement of the Tender Offer for Toyota Industries and the prospects for future tenders, in order to provide the shareholders of Toyota Industries with an additional opportunity to decide whether to tender their shares in the Tender Offer for Toyota Industries and to further increase the likelihood that the Tender Offer for Toyota Industries will be successfully completed, on February 28, 2026, Toyota Fudosan has formed an intention to increase the tender offer price from 18,800 yen to 20,600 yen, which will constitute its best and final tender offer price, subject to its obtaining loan certificates for the amount of necessary borrowings from relevant financial institutions, and that it will extend the tender offer period until March 16, 2026 in connection with the execution on March 1, 2026, in the course of discussions with a number of institutional investors, of a tender agreement between Toyota Fudosan and Elliott, pursuant to which, upon satisfaction of certain conditions precedent, Elliott and its affiliates will tender the Toyota Industries shares, which will be held by Elliott and its affiliates, in the Tender Offer for Toyota Industries.

Subsequently, the Company has been notified by Toyota Fudosan that, since the loan certificates of relevant financial institutions, which is a condition precedent to changing the tender offer price of the Tender Offer for Toyota Industries, can be obtained and the conditions precedent for the tender agreement executed with Elliott will also be satisfied, the tender offer price will be increased to 20,600 yen as planned and the tender offer period will be extended until March 23, 2026.

Further, since the repurchase price in the Toyota Industries Share Repurchase has been set so that the proceeds after tax to be received if the Company were to sell its shares in the Toyota Industries Share Repurchase is equivalent to the proceeds after tax to be received if the Company were to tender in the Tender Offer for Toyota Industries, assuming that the provisions for exclusion of deemed dividends from taxable income applies to the Company, as described below, the Company has been notified by Toyota Fudosan that the per-share repurchase price in the Toyota Industries Share Repurchase will be changed from 15,491 yen to 16,972 yen in response to the increase in the tender offer price of the Tender Offer for Toyota Industries described above.

The Company had determined, by the written resolution of June 3, 2025 in lieu of a resolution of the board of directors, that prior to a board resolution on the Tender Offer for Own Shares, it would ask the Advisory Committee to confirm whether or not the contents of the June 3, 2025 Report submitted to the board of directors of the Company should be changed, and based on such report, a resolution of the board of directors regarding the Tender Offer for Own Shares should be adopted once again prior to commencement of the Tender Offer for Own Shares. Since the repurchase price in the Toyota Industries Share Repurchase will be changed due to the increase in the tender offer price of the Tender Offer for Toyota Industries as described above, in light of the above, the Company obtained an additional report dated March 4, 2026 from the Advisory Committee, in connection with the decision-making on the change of the repurchase price in the Toyota Industries Share Repurchase, that, in summary, contained no change to their opinion stated in the June 3, 2025 Report and the report submitted by the Advisory Committee to the board of directors of the Company on January 14, 2026 (together with the June 3, 2025 Report, collectively, the “Advisory Reports”). The summary of the additional report is as follows.

i.

Opinion on Advisory Item (1) (Reasonableness of the Purpose of the Transactions Involving TMC) With respect to the purpose of the Transactions, including the Transactions Involving TMC, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

Not for distribution in or into the United States.

ii.	Opinion on Advisory Item (2) (Appropriateness of the Terms and Conditions of the Transactions Involving TMC)

(i)	With respect to the underwriting terms of the Contribution, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

For the avoidance of doubt, the Advisory Committee confirmed with Plutus and KPMG whether any impact on the valuation of the Preferred Shares would arise as a result of the increase in the amount of borrowings from financial institutions. They confirmed that no material impact would arise, and that the payment amount for the Preferred Shares remains within the valuation range calculated by Plutus and KPMG and that the preferred dividend rate remains within the range of the capital cost of the Preferred Shares calculated by Plutus and KPMG. In this respect as well, it can be said that the appropriateness of the terms of the Contribution is ensured.

(ii)	With respect to the terms of the Tender Offer for Own Shares, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

(iii)

Based on the following reasons, the tender offer price of the Tender Offer for Toyota Industries of 20,600 yen is considered appropriate and the terms of the Toyota Industries Share Repurchase as revised accordingly are also considered appropriate.

a.

The tender offer price of the Tender Offer for Toyota Industries has been increased from 18,800 yen to 20,600 yen, and correspondingly the per-share repurchase price in the Toyota Industries Share Repurchase has been revised from 15,491 yen to 16,972 yen. This change reflects arm’s-length negotiations conducted between Toyota Fudosan and a major shareholder (Elliott Advisors (UK) Limited), taking into account factors including the market price trends of Toyota Industries shares, which resulted in an agreement to set the tender offer price at JPY 20,600.

b.

In general, price negotiations conducted under a structure involving conflicts of interest carry a risk that one party may obtain undue advantages at the expense of the general shareholders of the other party. Accordingly, measures to ensure fairness are typically implemented to approximate arm’s-length negotiations between independent parties. In this case, Toyota Fudosan agreed on the price of 20,600 yen through arm’s-length negotiations with a major shareholder (Elliott Advisors (UK) Limited).

Given the structure of such negotiation process, there is no room for Toyota Fudosan or Mr. Toyoda to obtain undue benefits at the expense of the Company, and the price of 20,600 yen agreed upon through such negotiations can be recognized as reasonable and appropriate by virtue of the negotiation process itself.

Not for distribution in or into the United States.

c. In the report dated January 14, 2026, the Advisory Committee, on the premise that the tender offer price of the Tender Offer for Toyota Industries was 18,800 yen, examined various factors, including (i) measures to ensure fairness taken in the Tender Offer for Toyota Industries, (ii) the negotiation process of the tender offer price of the Tender Offer for Toyota Industries, and (iii) the valuation results and premium levels, and concluded that a tender offer price of 18,800 yen could be evaluated as fair. The tender offer price of 20,600 yen can likewise be evaluated as fair from the perspectives set forth in (i) through (iii) above.

d. Based on the foregoing, the tender offer price of the Tender Offer for Toyota Industries of 20,600 yen is considered appropriate and the terms of the Toyota Industries Share Repurchase as revised accordingly are also considered appropriate.

iii. Opinion on Advisory Item (3) (Fairness of the Procedures for the Transactions Involving TMC)

With respect to the procedures in the Transactions Involving TMC, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

iv. Opinion on Advisory Item (4) (Whether to proceed with the Transactions Involving TMC)

As discussed above, the implementation of the Transactions Involving TMC contributes to the enhancement of the Company’s corporate value, the purpose of the Transactions Involving TMC is recognized as reasonable, and the fairness of the transaction terms and the fairness of the procedures are also recognized; accordingly, there are no changes to the contents of the Advisory Reports.

Based on such additional report, the Company determined that the revised repurchase price in Toyota Industries Share Repurchase (16,972 yen) reflects the change in the tender offer price of the Tender Offer for Toyota Industries described above, and that its terms are considered appropriate. Accordingly, the Company has resolved by way of a written resolution dated March 6, 2026 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, that the per-share repurchase price in Toyota Industries Share Repurchase be changed from 15,491 yen to 16,972 yen.

[Omitted]

With respect to the funds required for the Tender Offer for Own Shares, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of December 31, 2025, as stated in the FY2025 Third Quarter Consolidated Financial Results (IFRS)” announced by the Company on February 6, 2026 (“FY2025 3Q Financial Results”), was 7,918,907 million yen (on-hand liquidity ratio: 1.9 months) (Note 4), and is expected to be 3,577,612 million yen (on-hand liquidity ratio: 0.8 months) (Note 5) even after appropriating the funds required for the Tender Offer for Own Shares (4,341,295 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and security can be maintained in the future.

Not for distribution in or into the United States.

(Note 4)

This was obtained by dividing the Company’s consolidated on-hand liquidity as of December 31, 2025 as stated in the FY2025 3Q Financial Results by monthly operating revenue (which refers to the figure obtained by dividing the consolidated operating revenue for the nine months ended December 31, 2025 by 9 months; hereinafter the same) calculated from the FY2025 3Q Financial Results (rounded to one decimal place).

(Note 5)

This was obtained by deducting the amount of funds required for repurchase in the Tender Offer for Own Shares from the Company’s consolidated on-hand liquidity as of December 31, 2025 as stated in the FY2025 3Q Financial Results and dividing such figure by the monthly operating revenue calculated from the FY2025 3Q Financial Results (rounded to one decimal place).

[Omitted]

For your reference, diagrams of the series of Transactions Involving TMC are provided below.

Transaction (1) (scheduled around late-March 2026)

Transaction (2) (scheduled around late-March 2026)

Not for distribution in or into the United States.

Transaction (3) (to be determined)

[Omitted]

3. Outline of the Tender Offer

(1) Schedule

Before change:

The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the completion of the Tender Offer for Toyota Industries and completion of the settlement thereof, and as of today, the Company intends to commence the Tender Offer for Own Shares around mid-February 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly.

[Omitted]

After change:

The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the completion of the Tender Offer for Toyota Industries and completion of the settlement thereof, and as of today, the Company intends to commence the Tender Offer for Own Shares around late-March 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly.

[Omitted]

Not for distribution in or into the United States.

(2) Price of tender offer

Before change:

To be determined

(Note) As described in “1. Purpose of the Tender Offer” above, the Company has determined at the board of directors meeting held today that the Tender Offer Price per share shall be a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, 3,641 yen shall be used). The final Tender Offer Price will be determined by a resolution upon the commencement of the Tender Offer for Own Shares, which will be disclosed promptly when decided.

After change:

To be determined

(Note) As described in “1. Purpose of the Tender Offer” above, the Company has determined at the board of directors meeting held on January 14, 2026 that the Tender Offer Price per share shall be a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, 3,641 yen shall be used). The final Tender Offer Price will be determined by a resolution upon the commencement of the Tender Offer for Own Shares, which will be disclosed promptly when decided.

(3) Basis for the calculation of the price of tender offer

(i) Basis of calculation

Before change:

[Omitted]

Based on the considerations and discussions described above, the Company, at the board of directors meeting held today, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Not for distribution in or into the United States.

After change:

[Omitted]

Based on the considerations and discussions described above, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

(ii) Process of calculation

Before change:

[Omitted]

Based on the considerations and discussions described above, the Company, at the board of directors meeting held today, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Not for distribution in or into the United States.

After change:

[Omitted]

Based on the considerations and discussions described above, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Not for distribution in or into the United States.

(7) Other matters

(ii) Execution of the Master Agreement

Before change:

The Company has executed the Master Agreement dated June 3, 2025 with Toyota Fudosan which includes, among other things, that: (i) the Company will not tender any of the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries; (ii) the Company will conduct the Contribution subject to the successful completion of the Tender Offer for Toyota Industries; (iii) the Company will conduct the Tender Offer for Own Shares, subject to the condition that the implementation of the Tender Offer for Own Shares is resolved at a meeting of the Company’s board of directors; and (iv) the Company will sell all of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase after the completion of the Toyota Industries Squeeze-Out Procedures. It has been agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror will also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror, and subsequently as of June 20, 2025, the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror have become parties to the Master Agreement.

Additionally, the Company has executed an amendment to the Master Agreement dated January 14, 2026 with respect to changes to the terms and conditions of the Contribution and the Tender Offer for Own Shares and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

After change:

The Company has executed the Master Agreement dated June 3, 2025 with Toyota Fudosan which includes, among other things, that: (i) the Company will not tender any of the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries; (ii) the Company will conduct the Contribution subject to the successful completion of the Tender Offer for Toyota Industries; (iii) the Company will conduct the Tender Offer for Own Shares, subject to the condition that the implementation of the Tender Offer for Own Shares is resolved at a meeting of the Company’s board of directors; and (iv) the Company will sell all of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase after the completion of the Toyota Industries Squeeze-Out Procedures. It has been agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror will also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror, and subsequently as of June 20, 2025, the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror have become parties to the Master Agreement.

Not for distribution in or into the United States.

Additionally, the Company has executed an amendment to the Master Agreement dated January 14, 2026 with respect to changes to the terms and conditions of the Contribution and the Tender Offer for Own Shares and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

Further, the Company has executed an amendment to the Master Agreement dated March 6, 2026 with respect to changes to the terms and conditions of the Toyota Industries Share Repurchase and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

Not for distribution in or into the United States.

II. Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares

2. Details of the Repurchase

Before change:

[Omitted]

(4) Total purchase price:	4,341,277,243,820 yen (maximum)

(5) Period of repurchase:	The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the successful completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. As of today, the Company plans to commence the Tender Offer for Own Shares around mid-February 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly. In principle, the Company intends to allow 20 business days for the Period of Tender Offer for Own Shares.

[Omitted]

After change:

[Omitted]

(4) Total purchase price:	4,341,277,243,820 yen (maximum)

(5) Period of repurchase:	The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the successful completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. As of today, the Company plans to commence the Tender Offer for Own Shares around late-March 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly. In principle, the Company intends to allow 20 business days for the Period of Tender Offer for Own Shares.

[Omitted]

End

Not for distribution in or into the United States.